UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Results of the public acquisition offer for shares of Telefónica Deutschland	2

The information contained herein is not for publication or distribution, in whole or in part, into, within or from any country where such publication or distribution would be in violation of the relevant legal provisions of such country.
TELEFÓNICA, S.A. (hereinafter, Telefónica), in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION
Further to the communication made on 5 December 2023 regarding the commencement of the acceptance period of the voluntary public acquisition offer in the form of a partial offer (the “Offer”) launched by Telefónica —through Telefónica Local Services GmbH— for shares of Telefónica Deutschland Holding AG (“Telefónica Deutschland”), we hereby inform you that Telefónica has reached approximately 93.10% of Telefónica Deutschland’s share capital and voting rights, considering the number of shares for which the Offer has been accepted plus the number of Telefónica Deutschland shares held directly or indirectly by Telefónica at the close of the last trading day of the acceptance period (inclusive) which collectively amount to 2,769,413,111, for a total consideration of approximately EUR 1,483 million funded entirely with cash.
As at the date the Offer was announced Telefónica held, directly or indirectly, 71.81% of the share capital and voting rights of Telefónica Deutschland, and therefore the Offer was announced for shares representing approximately the remaining 28.19%. Following the expiry of the acceptance period, the Offer has been accepted by shareholders holding 233,732,773 Telefónica Deutschland shares, representing approximately 7.86% of its share capital and voting rights.
In addition, since the Offer was announced, Telefónica has acquired (other than pursuant to the Offer) 399,577,992 Telefónica Deutschland shares, representing approximately 13.43% of its share capital and voting rights (including 39,213,404 shares, representing approximately 1.32%, acquired as a result of the settlement of financial instruments).
In accordance with the procedure set out in the relevant Offer document, the Offer is expected to be settled on 26 January 2024.
In Madrid, on 22 January 2024
Important notice:
This announcement is for information purposes and neither represents an offer to purchase or sell nor a solicitation of an offer to purchase, sell or tender shares of Telefónica Deutschland. The complete terms and conditions of the Offer are set forth in the offer document approved by the German Federal Financial Supervisory Authority.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 22, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors